REEF SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities
Net income (loss) $ (168,955)
Adjustments to reconcile net income (loss) to net
 cash provided (used) by operating activities:
  (Increase) decrease in income taxes receivable 65,196
  (Increase) decrease) in prepaid commissions 96,437
  Increase (decrease) in accrued legal expense (16,859)
  Increase (decrease) in accounts payable and accrued expenses (11,591)
  (Increase) decrease in commission receivable 1,000

Net cash provided (used) by operating activities (34,772)

Cash flows from investing activities

Net cash provided (used) by investing activities --

Cash flows from financing activities
Change in loan to stockholder (28,992)

Net cash provided (used) by financing activities (28,992)

Net increase (decrease) in cash (63,764)

Cash at beginning of year 105,465

Cash at end of year $ 41,701

Supplemental Disclosures
 Cash paid during the year for:
  Interest $ --

  Income taxes $ --

The accompanying notes are an integral part of these financial statements.